		555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com
MICHAEL A. BROWN	March 17, 2021	EMAIL MBROWN@FENWICK.COM DIRECT DIAL +1 (415) 875-2432

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Spitz, Staff Accountant
Michael Volley, Staff Accountant
J. Nolan McWilliams, Attorney-Advisor
Dietrich King, Attorney-Advisor

Re:	Coinbase Global, Inc.
Registration Statement on Form S-1
Filed February 25, 2021
File No. 333-253482
Ladies and Gentlemen:
On behalf of Coinbase Global, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-253482) as originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2021 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 12, 2021 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Amendment No. 1 to update certain other disclosures.
Risks Related to Crypto Assets
A temporary or permanent blockchain “fork” to any supported crypto asset could adversely affect our business, page 45
1.We do not believe that your response sufficiently supports your assertion that airdropped or forked digital assets are not assets. We note that whether an air dropped or forked digital asset is traded or has an accessible exchange market available is not a necessary attribute of an asset. We also observe that the reference to “probable” in the “probable future economic benefit” criteria of the definition refers to uncertainty, not likelihood. In order to help us continue to evaluate your response to comment 9, please tell us, and revise your filing to disclose, whether the air dropped or forked digital assets that represent Coinbase, rather than customer, assets are material to Coinbase. Please include in, but do not limit, your reply to

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

qualitative considerations inherent in your conclusion. Please also tell us whether Coinbase’s financial statements would materially differ if air dropped or forked digital assets that represent Coinbase, rather than customer, assets were recognized at the time of the airdrop or fork.
The Company advises the Staff that all crypto assets received through airdrops and forks are not material, based on the Company’s quantitative and qualitative assessment, irrespective of whether the assets are considered to be the Company’s or the customers’ (please see response to Comment 4 below), to the financial statements of the Company for all years presented in the Registration Statement. The Company’s assessment is based on the cost and fair value of these crypto assets at the time of the airdrop or fork and the fair value at the end of the period. As of December 31, 2020 and 2019, the fair value of all unsupported crypto assets received through airdrops and forks was $3.0 million and $1.2 million, respectively.
In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1 to discuss the price and volatility of such crypto assets on the potential impact to the Company’s future earnings and cash flows should the Company decide to monetize or sell these crypto assets. The Company has also revised its disclosure on page 100 of Amendment No. 1 to assert that unsupported crypto assets received through airdrops and forks are not material to its financial statements.
2.For Company airdrops and forks that are recognized at a cost of $0, please revise Management’s Discussion and Analysis (MD&A) to provide enhanced disclosures of the crypto assets obtained and discuss the potential impact and variability to your future earnings and cash flows if you decide to monetize or sell these crypto assets.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 of Amendment No. 1.
3.For Company airdrops and forks that are not recognized, please revise Management’s Discussion and Analysis (MD&A) to discuss the potential future economic benefit to the extent it is reasonably likely that you are able to support and monetize or sell these crypto assets in a future period.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 of Amendment No. 1.
4.In order to help us continue to evaluate your response to comment 10, please provide an analysis, with citation to ASC 606 and any other relevant authoritative guidance, as to whether Coinbase’s contract with its customers contains an explicit or implicit promise to allocate airdrops and forks to its customers. Please address the following in your response and revise your filing as appropriate:
•Confirm whether unsupported customer airdrops and forks remain in digital wallets for which you possess the unique private keys and, if so, whether under your contracts with customers they are Coinbase’s assets or your customers’ assets;
•Clarify whether you keep account of unsupported airdrops and forks; and

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

•Clarify whether there have been any instances where you have subsequently supported a previously unsupported customer airdrop or fork and provide any additional information necessary for an understanding of your accounting.
The Company advises the Staff that all crypto assets received through airdrops and forks are not material, based on the Company’s quantitative and qualitative assessment, at the time of the airdrop or fork, for all periods presented within the financial statements included in the Registration Statement. As of December 31, 2020 and 2019, the fair value of all unsupported crypto assets was $3.0 million and $1.2 million, respectively. Given unsupported crypto assets received through airdrops and forks are not material to the financial statements, the Company has not performed an evaluation with respect to the recognition and measurement of such crypto assets and the accounting of such crypto assets within its financial statements, as irrespective of the accounting treatment applied under relevant U.S. generally accepted accounting principles, the potential range of what would be recorded is not quantitatively or qualitatively material. The Company believes that this holds true in the context of evaluating whether the assets are the Company’s, the explicit and implicit promise in the contract, or allocation of transaction costs, if required, that would be determined based on that accounting assessment. If and when such airdrops and forked crypto assets become material, the Company will reassess its policy and enhance its financial statement disclosures as needed.
For unsupported airdropped or forked crypto assets, the Company maintains control over the private keys to the applicable wallets. The Company maintains a record of all crypto assets, including forks and airdrops that are unsupported, that are held in addresses over which the Company controls the associated private keys. The Company has internal controls over financial reporting in place to reconcile all crypto assets held within its private keys to the respective blockchain addresses (including airdrops and forks). The Company does and will continue to monitor and evaluate the materiality of crypto assets received from forks and airdrops and will update its accounting policy as noted above, if and when such crypto assets received from airdrops and forks become material. The Company has supported a limited number of airdrops or forks where it was previously unsupported. As discussed in the Company’s responses to Comments 1 through 3, the Company has revised its disclosure on page 100 of Amendment No. 1 to address the overall materiality of these crypto assets, the Company’s ability to monetize these crypto assets, and the potential impact on the Company’s future earnings.

Trading Volume, page 91
5.We note your response to comment 11 from our letter dated February 5, 2021. We also note your disclosure on page 30 related to your decision in December 2020 to suspend all XRP trading pairs on your platform. Please revise your filing to quantify the impact of this trading suspension on your financial statements, trading volume, customer custody crypto assets, and any other relevant operating or financial metric and discuss how this decision will impact your business going forward.
The Company acknowledges the Staff’s comment and has revised its disclosure on pages 102 and 103 of Amendment No. 1.
Price and Volatility of Crypto Assets, page 100
6.We note disclosure of the percentages of your crypto assets held as of December 31, 2020 and 2019. We also note disclosure in footnote 3 to your fair value tabular presentation on page

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

F-34 that you have $68.4 million and $33.9 million of crypto assets held at cost at each period end, respectively. Please revise your MD&A to disclose the fair value of these crypto assets held as of each period presented and provide enhanced disclosures to discuss the potential impact and variability to your future earnings and cash flows if you determine to monetize or sell these crypto assets.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 100 of Amendment No. 1.
Comparison of the Years Ended December 31, 2020 and 2019, page 107
7.We note disclosures on pages 107 and 108 that other revenues and other expenses increased $93.8 million and $93.3 million, respectively, during fiscal year ended December 31, 2020 due to crypto asset sales where the transactions were fulfilled with your crypto assets as a result of “unanticipated system disruptions” as a customer accommodation. We also note brief disclosure on page 44 related to the number of outages and average duration during 2020. Please revise your filing to discuss the nature, timing and pervasiveness of unanticipated system disruptions for all periods presented, including but not limited to:
•Quantification of the number of unanticipated system disruptions that occurred,
•Provide a discussion the reason(s) for these disruptions,
•Disclose how long these disruptions typically lasted; and
•Discuss the underlying reasons for trends in the frequency or duration of disruptions.
In response to the Staff’s comment, the Company has revised its disclosure on pages 107 and 108 of Amendment No. 1.
Liquidity and Capital Resources, page 112
8.We note your disclosure of the cost basis and fair value of your crypto assets held, excluding crypto assets borrowed, as of December 31, 2020 and that these crypto assets are for investment and operational purposes. We also note disclosure related to your sale of crypto assets provided as an accommodation to customers on page 103 or when there are unanticipated system disruptions on page 107. To the extent your holding crypto assets for investment purposes is material, please revise your filing to discuss your crypto asset investment policy to allow an investor to understand the risks and rewards related to this activity. Additionally, please disclose the income statement impact related to crypto assets held for investment, if material.
In response to the Staff’s comment, the Company has revised its disclosure on page 113 of Amendment No. 1.
Launch Innovative Products, page 131
9.We note disclosure on page 132 that in 2020 you launched support for post-trade credit to eligible institutional customers to instantly invest in crypto assets without pre-funding their trade. Please revise your filing to more fully explain this product including the following:

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

•Explain whether you conduct background, credit, or other checks on potential customers;
•Explain more fully your policy for collecting funds subsequent to a trade;
•Explain your rights to the crypto assets purchased as collateral and potential risk of loss;
•Provide operating and financial metrics to allow an investor to understand the materiality of this product currently and going forward; and
•Provide your accounting policy to explain how this product offering is reflected in your financial statements.
In response to the Staff’s comment, the Company has revised its disclosure on pages 145 and 146 of Amendment No. 1.
Plan of Distribution, page 204
10.Please note your response to comments 6 and 14 and your representation that the financial advisors will not solicit any buying or selling interest on behalf of the company and that any Nasdaq firm (whether or not affiliated with a financial advisor) can submit sell and buy orders on behalf of its customers or other non-member firms. Please confirm for us that the financial advisors will not actively solicit orders on behalf of the company and clarify whether the financial advisors intend to actively solicit buy/sell orders on behalf of their customers or others during the price discovery phase or after the initial opening of trading.
The Company respectfully advises the Staff that the financial advisors will not actively solicit orders on behalf of the Company. Upon discussion with the financial advisors, the Company understands that the firms that are acting as financial advisors, each of which is a full-service broker-dealer engaged in a variety of investment-banking, brokerage and other activities in the ordinary course of business, expect to solicit buy/sell orders on behalf of their customers and others both during the price discovery phase and after the initial opening of trading. Such communications are expected to involve investor education regarding the process and mechanics of the direct listing and ordinary communications between investors and the financial advisors regarding buy and sell interest for the Company’s Class A common stock.
General
11.We note your disclosure that your shares of Class A and Class B common stock have a history of trading in private transactions as well as media accounts of recent private transactions. Please confirm whether you have determined that there has been a recent sustained history of trading of your common stock in the private markets prior to the direct listing and, if so, provide us the basis for this determination.
The Company advises the Staff that the Company has contractual transfer restrictions in its organizational documents and, as a result, there has been limited trading in the Company’s capital stock. Any trades to date have been pursuant to waivers of such transfer restrictions by the Company. In the first quarter of 2021, an aggregate of 944,341 shares of the Company’s capital stock, representing

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

approximately 0.5% of the Company’s outstanding capital stock, have been traded on the secondary market, including those that are pending settlement. In 2020, 2,081,164 shares of the Company’s outstanding capital stock, or approximately 1% of the Company’s outstanding stock, were sold in two privately negotiated transactions between one selling group and two purchasers. Accordingly, the Company has determined that there has not been sufficient recent secondary trading of its capital stock in secondary transactions to warrant a determination that the Company has a recent sustained history of trading of its capital stock in private markets prior to the direct listing.
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United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael A. Brown
Michael A. Brown
Partner

FENWICK & WEST LLP

CC:	Brian Armstrong
Alesia Haas
Paul Grewal, Esq.
Juan Suarez, Esq.
Doug Sharp, Esq.
Coinbase Global, Inc.

Mark Stevens, Esq.
Ran Ben-Tzur, Esq.
Faisal Rashid, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP